Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE-MONTH PERIODS ENDED MAY 31, 2015 AND 2014

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at May 31, 2015 and for the three-month period then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three-month periods ended May 31, 2015 and 2014. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

In this MD&A, financial information for the three-month period ended May 31, 2015 is based on the interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on July 13, 2015. Disclosure contained in this document is current to that date, unless otherwise noted. The “Use of estimates and measurement uncertainty”, “Critical Accounting Policies”, and “Financial instruments” sections are the same as those disclosed by the Corporation in its MD&A for the year ended February 28, 2015.  The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

management analysis of the financial situation and operating results

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information about:
•	Acasti’s ability to conduct current and new clinical trials for its product candidate, including the timing and results of these clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under good manufacturing practice (“GMP”) standards;

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:
•	whether current and future clinical trials by the Corporation will be successful;
•	whether CaPre® and Onemia® can be successfully commercialized;
•	the Corporation’s history of net losses and inability to achieve profitability;
•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under GMP standards;

•	the Corporation’s reliance on a limited number of distributors for Onemia® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
•	the Corporation’s ability to manage future growth efficiently;
•	the Corporation’s ability to further achieve profitability;
•	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable term or at all and, accordingly, continue as a going concern;
•	the Corporation’s ability to gain acceptance of its products in its markets;
•	the Corporation’s ability to attract, hire and retain key management and personnel;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the Corporation’s ability to successfully defend product liability lawsuits brought against it;
•	intense competition from other companies in the pharmaceutical and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

management analysis of the financial situation and operating results

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL).  Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The open-label COLT trial was completed during the second quarter of the 2014 fiscal year and the TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of the COLT trial, Acasti  filed an investigational new drug (“IND”) submission to the U.S. Food and Drug Administration (“FDA”) to conduct a pharmacokinetic study (“PK trial”) in the U.S.  Acasti subsequently received approval to conduct the PK trial and it was completed in the second quarter of fiscal 2015.

Due to a recent decision of the FDA not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and may put a primary first focus on the severe hypertriglyceridemia population.

Onemia®, Acasti’s commercialized product, has been marketed in the United States since 2011 as a “medical food”.  Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license in 2014. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the three-month period ended May 31, 2015, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while continuing its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

CaPre® - Clinical Trials Update

Acasti completed two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 499 mg/dL) and severe hypertriglyceridemia (high triglycerides with levels over 500 mg/dL).

management analysis of the financial situation and operating results

COLT Trial

The COLT trial, a randomized, open-label, dose-ranging, multi-center trial, was designed to assess the safety and efficacy of CaPre® in the treatment of patients with triglycerides levels between 2.28 and 10.0 mmol/L (200-877 mg/dL) (clinical trial.gov identifier NCT01516151). The primary objectives of the COLT trial were to evaluate the safety and efficacy of 0.5, 1.0, 2.0 and 4.0g of CaPre® per day in reducing fasting plasma triglycerides over 4 and 8 weeks as compared to the standard of care alone.

The secondary objectives of the COLT trial were to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL) (mild to moderate hypertriglyceridemia); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); and to evaluate the effect of CaPre® on fasting plasma levels of LDL-C (direct measurement), HDL-C, non-HDL-C, hs-CRP and omega-3 index. Non-HDL-C is the total cholesterol minus the HDL-C.

The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia.

CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.  Only one patient was discontinued from the study due to an adverse event of moderate intensity. It was noted that the rate of gastrointestinal side effects were higher in the CaPre® groups compared to standard of care alone and appeared to increase in a dose-related manner. However, none of the subjects participating in the study suffered from a serious adverse event. The report concludes that even at higher doses, CaPre® is safe and well tolerated with only transient and predominantly mild adverse events occurring at low rates.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Standard of care could be any treatment physicians considered appropriate in a real-life clinical setting and included lifestyle modifications as well as lipid modifying agents, such as statins, ezetimibe and fibrates.  Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g as compared to a 7.1% reduction for the standard of care. After an 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean improvements of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks showed statistically significant triglycerides, non-HDL-C and HbA1C mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

management analysis of the financial situation and operating results

TRIFECTA Trial

The TRIFECTA trial, a 12-week, randomized, placebo-controlled, double-blind, dose-ranging trial, is designed to assess the safety and efficacy of CaPre®, at a dose of 1.0 or 2.0g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

Similar to the COLT trial, the primary objective of the TRIFECTA trial is to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 10.0 mmol/L (200-877 mg/dL) and to assess the tolerability and safety of CaPre®. The secondary objectives of the TRIFECTA trial are to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); to evaluate the effect of CaPre® in patients with mild to moderate hypertriglyceridemia and severe hypertriglyceridemia on fasting plasma levels of LDL-C (direct measurement), and on fasting plasma levels of HDL-C, non-HDL-C, hs-CRP and omega-3 index.

On September 29, 2014, Acasti announced successful top-line results for its TRIFECTA trial assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia.

CaPre® successfully met the trial’s primary endpoint achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% for 1 gram and 38.6% for 2 grams.

Along with material triglyceride reductions, all key secondary endpoints were met. This is a notable achievement as the trial was not designed to show a statistical significance on any other lipid than triglycerides. Nevertheless, there was a statistically significant decrease in non-HDL-C versus placebo (p=0.038), with the 2 gram per day CaPre® group decreasing by 5.3% from baseline versus placebo over the 12-week period. Non-HDL is considered the most accurate risk marker for cardiovascular disease.

CaPre® was also shown to have a slight increase in HDL-C (good cholesterol) at both the 1 gram and 2 gram levels and decrease in LDL-C (bad cholesterol) at 2 grams. As well, there was a clinically meaningful mean placebo-adjusted reduction in VLDL-C of 10.9% and 13.5% at 1 gram and 2 gram daily doses of CaPre®, respectively. VLDL-C is considered a highly significant predictor of coronary artery disease.

Finally, a statistically significant dose response increase in the Omega-3 Index for patients on 1 gram and 2 grams of CaPre® versus placebo was noted. The Omega-3 Index reflects the percentage of EPA and DHA in red blood cell fatty acids. The risk of cardiovascular disease is considered to be lower as the Omega-3 Index increases.

CaPre® was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram of CaPre® and two were on 2 grams of CaPre®. The predominant incidence was gastrointestinal related, with no difference between CaPre® and placebo. The safety profiles of patients on CaPre® and placebo were similar.

management analysis of the financial situation and operating results

On March 2, 2015, the Corporation announced that it had received the full data for its TRIFECTA trial which confirmed and supported the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. The TRIFECTA trial’s primary endpoint was met, with patients on 1 gram or 2 grams of CaPre® achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, benefits in other key cholesterol markers were announced, including slight increases in HDL-C (good cholesterol), no deleterious effect on LDL-C (bad cholesterol) and no safety concerns.

PK Trial

On January 9, 2014, the Corporation announced that the FDA granted Acasti approval to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial. On July 9, 2014, Acasti announced the completion of the PK trial.

On September 30, 2014, Acasti announced top-line results for its PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics results appeared to be approximately dose proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within seven days of dosing.

CaPre® demonstrated a near dose proportional increase with plasma EPA and DHA levels increasing as dose increases. The bioavailability of CaPre® was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients on low fat diets . CaPre® was safe and well tolerated, with no safety concerns.

Next Steps

Acasti is now corresponding with the FDA to determine next steps in the clinical development of CaPre®, and obtain the required authorizations to proceed with such steps, including initiating a phase III clinical trial. Such correspondence is meant to allow the FDA to provide feedback on Acasti’s submissions and to answer specific questions on such submissions. Prior to a final response from the FDA, any exchange with them can take the form of written correspondence, discussions and potentially face-to-face meetings.

Acasti intends to conduct a phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of its intended Phase III clinical trial. An SPA is a declaration from the FDA that the Phase III protocol trial design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase III clinical trial.

Onemia®

During the three-month period ended May 31, 2015, Acasti continued its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

management analysis of the financial situation and operating results

Additional Developments

On November 7, 2014 Acasti received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days. This notification had no immediate effect on the listing of Acasti’s shares as the Corporation had 180 calendar days to regain compliance. On May 11, 2015, Acasti received notification from NASDAQ that it was eligible for an additional 180 calendar days to regain compliance. To regain compliance, Acasti's shares must close at US$1.00 per share or more for a minimum of ten (10) consecutive business days. The Corporation is evaluating all available options to resolve the deficiency and regain compliance with the minimum bid price rule.

On April 29, 2015, Acasti announced the departure of Mr. André Godin as Chief Financial Officer of the Corporation. Following Mr. Godin’s departure, an executive search was initiated to fulfill his functions with Acasti.

Basis of presentation of the financial statements

The Corporation’s current assets of $17,995 as at May 31, 2015 include cash and short-term investments for an amount of $17,226, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation’s liabilities at May 31, 2015 are comprised primarily of amounts due creditors for $1,199, payable to parent corporation of $972 as well as derivative warrant liabilities of $649, which represents the fair value as of May 31, 2015, of the warrants issued to the Corporation’s public offering participants. The warrant liabilities will be settled in shares.  The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.04 per warrant as at May 31, 2015. The fair value of the Warrants are revalued at each reporting date.  Changes in the fair value of the Warrants are recognized in finance income or costs. The Warrants  are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month periods ended
	May 31, 2015	May 31, 2014
	$	$
Revenue from sales	5	56
Adjusted EBITDA(1)	(1,946)	(1,695)
Net (loss) income and comprehensive (loss) income	(966)	1,356
Net (loss) earnings per share – basic and diluted	(0.01)	0.01
Total assets	35,158	43,824
Working capital(2)	15,824	22,685
Total equity	32,338	35,380
Book value per Class A share(3)	0.30	0.33

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net (loss) income is presented below.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

management analysis of the financial situation and operating results

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting finance income. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives.  Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily nonrecurring.

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars)

	Three-month periods ended
	May 31, 2015	May 31, 2014
	$	$
Net (loss) income	(966)	1,356
Add (deduct):
Finance costs	86	336
Finance income	(1,730)	(4,663)
Depreciation and amortization	588	582
Stock-based compensation	76	694
Adjusted EBITDA	(1,946)	(1,695)

Finance costs for the three-month periods ended May 31, 2015 and 2014 include foreign exchange loss in the amounts of $85 and $335, respectively, mainly on the Corporation’s short-term investments in US dollars, which represented $12,007 and $14,006 as at May 31, 2015 and 2014, respectively.

Finance income for the three-month periods ended May 31, 2015 and 2014 includes an unrealized gain in the amounts of $1,708 and $4,634 for the change in fair value of the derivative warrant liabilities.  The derivative warrant liabilities declined due to the decline in the Corporation’s stock price resulting in a gain in earnings.  Finance income also includes interest income, which represented $21 and $28 for the three-month periods ended May 31, 2015 and 2014, respectively.

The decrease of the stock-based compensation expense for the period ended May 31, 2015 is attributable to the 2012 grants which are fully vested.

management analysis of the financial situation and operating results

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ending February 28, 2016

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	5	5
Adjusted EBITDA(1)	(1,946)	(1,946)
Net loss	(966)	(966)
Earnings per share basic and diluted	(0.01)	(0.01)

Fiscal year ended February 28, 2015

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	271	56	8	29	178
Adjusted EBITDA(1)	(8,506)	(1,695)	(2,449)	(2,099)	(2,263)
Net (loss) earnings	(1,655)	1,356	(3,712)	3,012	(2,311)
Basic and diluted (loss) earnings per share	(0.02)	0.01	(0.03)	0.03	(0.02)

The net earnings in the first and third quarters of 2015 are mainly attributable to the gain resulting from the change in fair value of the derivative warrant liability of $4,634, and $5,211, respectively.  In the second and fourth quarters the change in fair value of the derivative warrant liability was a loss of $318 and $703, respectively.

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	501	6	266	28	201
Adjusted EBITDA(1)	(5,584)	(1,270)	(1,763)	(1,574)	(977)
Net loss	(11,612)	(1,956)	(3,238)	(3,856)	(2,553)
Basic and diluted loss per share	(0.14)	(0.03)	(0.04)	(0.05)	(0.02)

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.   A reconciliation to the Corporation’s net (loss) income is presented above.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MAY 31, 2015 AND 2014

Revenues
The Corporation generated revenues from sales of $5 from the commercialization of Onemia®, its medical food product, during the three-month period ended May 31, 2015.  The revenues were generated from sales made directly to customers in the United States.  Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period. The Corporation generated revenue from sales of $56 during the corresponding period in 2014.

management analysis of the financial situation and operating results

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended May 31, 2015 amounted to $2 or 48%, which is in the Corporation’s target range for its gross profit margin, being 40 to 60%.  The Corporation realized a gross profit of $30 or 54% during the three-month period ended May 31, 2014.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three-month periods ended May 31, 2015 and 2014

General and administrative expenses	Three-month periods ended
(In thousands of dollars)	May 31, 2015	May 31, 2014
	$	$
Salaries and benefits	329	323
Stock-based compensation	67	600
Professional fees	138	158
Amortization and depreciation	584	582
Sales and marketing	8	7
Investor relations	75	28
Rent	25	25
Other	39	59
TOTAL	1,265	1,782

Research and development expenses	Three-month periods ended
(In thousands of dollars)	May 31, 2015	May 31, 2014
	$	$
Salaries and benefits	181	128
Stock-based compensation	9	94
Contracts	692	950
Regulatory expenses	184	26
Professional fees	241	27
Amortization	4	-
Other	49	12
Tax credits	(13)	(18)
TOTAL	1,347	1,219

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $251 for the three-month period ended May 31, 2015 to $(1,946) compared to $(1,695) for the three-month period ended May 31, 2014, mainly due to increases in research and development expenses before consideration of stock-based compensation and amortization and depreciation.

General and administrative expenses slightly increased by $14 before consideration of stock-based compensation and amortization and depreciation.  This increase is mainly attributable to increases in investor relations of $47, principally offset by decreases in professional fees of $20 and other fees of $20.

management analysis of the financial situation and operating results

The increase in research and development expenses is mainly attributable to the increases in salaries and expenses of $53, regulatory expenses fees of $158, professional fees of $214 and other expenses of $37, principally offset by decreases in contract expenses of $258.

Net Loss
The Corporation realized a net loss for the three-month period ended May 31, 2015 of $966 or $0.01 per share compared to a net income of $1,356 or $0.01 per share for the three-month period ended May 31, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by the decrease in value of the derivative warrant liabilities by $1,708.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and E shares without par value. Issued and outstanding fully paid shares, stock options, restricted share units and warrants were as follows:

	May 31, 2015	February 28, 2015
Class A shares, voting, participating and without par value	106,444,012	106,444,012
Stock options granted and outstanding	4,213,750	4,296,250
Restricted Share Units granted and outstanding	181,000	184,000
Series 8 warrants exercisable at $1.50 USD, until December 3, 2018	18,400,000	18,400,000
Series 9 warrants exercisable at $1.60 until December 3, 2018	1,616,542	1,616,542
Total fully diluted shares	130,855,304	130,940,804

Cash Flow and Financial Condition between the Three-month periods ended May 31, 2015 and 2014

Operating activities
During the three-month periods ended May 31, 2015 and 2014, the Corporation’s activities generated decreases in liquidities of $964 and $501, respectively.  The decrease in cash flows from operating activities for the three-month periods ended May 31, 2015 and 2014 is mainly attributable to a higher net loss incurred after adjustments for non-cash items, as explained in the Adjusted EBITDA section above..

Investing activities
During the three-month periods ended May 31, 2015 and 2014, the Corporation’s investing activities generated an increase in liquidities of $883 and a decrease in liquidities of $8, respectively. The increase in liquidity generated by investing activities during the three-month period ended May 31, 2015 is mainly due to the maturity of short-term investment of $1,000, offset by the acquisitions of equipment of $129.  The decrease in liquidity generated by investing activities during the three-month period ended May 31, 2014 is mainly due to the maturity of short-term investments of $500, offset by the acquisition of short-term investments of $520.

Financing activities
During the three-month periods ended May 31, 2015 and 2014, the Corporation’s financing activities generated a decrease in liquidities of $1 and an increase in liquidities of $50, respectively. The increase in liquidities generated from financing activity during the three-month periods ended May 31, 2014 resulted mainly from proceeds from exercise of warrants and options of $50.

Overall, as a result, the Corporation’s cash decreased by $86 and $464, respectively, for the three-month periods ended May 31, 2015 and 2014. Total liquidities as at May 31, 2015, comprised of cash and short-term investments, amounted to $17,226. See basis of presentation for additional discussion of the Corporation’s financial condition.

management analysis of the financial situation and operating results

To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from the exercise of warrants, rights and options and research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products and the ability to obtain the necessary financing to do so.  The Corporation believes that its available cash and short-term investments, expected interest income and research tax credits should be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period.

Financial Position

The following table details the significant changes to the statements of financial position as at May 31, 2015 compared to February 28, 2015:

Accounts	Increase (Decrease)	Comments
Cash	(86)	See cash flow statement
Short-term investments	(1,070)	Maturity of short-term investments
Trade and other receivables	(112)	Payment received
Tax credits receivable	(271)	Payment received
Inventories	(4)	Onemia sales
Prepaid expenses	(104)	Increase in expenses
Equipment	139	Acquisition
Intangible assets	(542)	Amortization
Trade and other payables	115	Increase in amount owed related to research contract
Payable to parent corporation	434	Increase in expenses
Derivative warrant liabilities	(1,708)	Change in fair value

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements except for the following commitments.  As at May 31, 2015, the Corporation’s liabilities are $2,820, of which $2,171 is due within twelve months and $649 relates to a derivative warrant liability that will be settled in shares.

Significant commitments as of May 31, 2015 include:

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $13,030, of which an amount of $8,037 has been paid to date.  As at May 31, 2015, an amount of $369 is included in ‘‘Trade and other payables’’ in relation to these projects.

Contingencies

On May 29, 2014, Neptune and its subsidiaries, including the Corporation, were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of Neptune and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each Neptune, Acasti and NeuroBioPharm Inc. (“NeuroBioPharm”), as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause.  On December 11, 2014 Neptune, Acasti and NeuroBioPharm filed their defence and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, Neptune and its subsidiaries’ position, as stated in the defence and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff.  No trial date has been set. All outstanding share-based payments held by Mr. Harland have been cancelled during the year ended February 28, 2015. As of the date of this management discussion and analysis, no agreement has been reached and no provision has been recognized in the financial statements in respect of this claim. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

management analysis of the financial situation and operating results

Subsequent event:

On June 1, 2015, the Corporation granted an aggregate of 559,000 incentive stock options under the Corporation’s Stock Option Plan for its Officers and management team.  Each option will vest annually over a period of three years and will entitle its holder to purchase one common share of Acasti at a price of CDN $0.45 until June 1, 2022.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	May 31,	May 31,
	2015	2014
Administrative costs	297	404
Research and development costs, before tax credits	513	101
	810	505

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.  These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payable to parent corporation has no specified maturity date for payment or reimbursement and did not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.  See note 8 to the financial statements for disclosures of key management personnel compensation.

Future Accounting change

The accounting policies and basis of measurement applied in the interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 28, 2015.

New standards and interpretations not yet adopted:

Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

management analysis of the financial situation and operating results

Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, we have filed certificates signed by  a person who performs similar functions as a Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Changes in internal control over financial reporting (ICFR)

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the CEO and CFO that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Corporation’s ICFR during the quarter ended May 31, 2015 that have materially affected, or are reasonably likely to materially affect its ICFR.

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the three-month periods ended May 31, 2015 and 2014 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources Inc. is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at July 13, 2015, the total number of class A shares of the Corporation issued and in outstanding was 106,613,762. The Corporation also has 4,642,750 stock options, 11,250 restricted share units, and 20,016,542 Series 8 & 9 warrants outstanding.